UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   ResMed Inc.
               --------------------------------------------------
                                (Name of issuer)

                                  Common Stock
               --------------------------------------------------
                         (Title of class of securities)

                                    761152107
               --------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
               --------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               /_/ Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               /_/ Rule 13d-1 (d)

---------------------------------
      CUSIP No. 761152107                      13G
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      2,426,193
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      2,512,493
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,512,493*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.6%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management (Australia) Ltd. on the following cover page. Also included in this figure are 1,785,788 CHESS Depository Interests held by Deutsche Asset Management Limited which, when converted, total 178,578 shares of Common Stock.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management (Australia) Ltd. on the following cover page. Also included in this percentage is the percentage of securities representing convertible CHESS Depository Interests held by Deutsche Asset Management Limited.

---------------------------------
      CUSIP No. 761152107                      13G
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management (Australia) Ltd.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
                                                                        (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      2,103,864
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      2,103,864
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,103,864*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Deutsche Asset Management Limited (Australia) Ltd. holds 21,038,644 CHESS Depository Interests which are convertible into the number of shares of Common Stock reported in item 9.

** Included in this percentage is the percentage of securities representing convertible CHESS Depository Interests held by Deutsche Asset Management (Australia) Ltd.

Item 1(a).     Name of Issuer:

               ResMed Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 14040 Danielson Street, Poway, CA, 92064-6857. This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management (Australia) Ltd. ("DAMAL" together with DBAG, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

               The principal place of business of DAMAL is 83 Clarence Street, Sydney NSW, 2000, Australia.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)    |_|  Broker  or  dealer registered under section 15 of the
                           Act;

               (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

               (c)    |_|  Insurance Company as defined in section  3(a)(19) of
                           the Act;

               (d)    |_|  Investment Company registered under section 8 of the
                           Investment Company Act of 1940;

               (e)    |_|  An  investment adviser in accordance with Rule 13d-1
                           (b)(1)(ii)(E);

               (f)    |_|  An  employee  benefit  plan,  or  endowment fund  in
                           accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)    |_|  A  parent  holding  company  or  control  person  in
                           accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)    |_|  A  savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act;

               (i)    |_|  A   church   plan   that   is   excluded   from   the
                           definition  of  an  investment  company under section
                           3(c)(14) of the Investment Company Act of 1940;

               (j)    |_|  Group, in accordance  with  Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.  Ownership.

         (a)   Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

         (b)   Percent of class:

               Each of the Reporting Persons owns the percentage of the Common Stock as set forth on the applicable cover page.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           Each of the  Reporting  Persons has the sole power to
                  vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                  (ii)     shared power to vote or to direct the vote:

                           Each of the Reporting Persons has the shared power to
                  vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                  (iii) sole power to dispose or to direct the disposition of:

                           Each of the  Reporting  Persons has the sole power to
                  dispose or direct  the  disposition   of the Common  Stock  as
                  set  forth on the  applicable  cover page.

                  (iv) shared power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the shared power to
                  dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Investment   management  clients  of the  Reporting  Persons  or  their subsidiaries have the ultimate right to any dividends from the Common Stock and the proceeds from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The following are subsidiaries of DBAG which acquired Common Stock or CHESS Depositary Receipts convertible into Common Stock reported herein:
Deutsche Asset Management (Australia) Ltd., Deutsche Securities Australia Ltd., Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited and Deutsche Asset Management Life & Pensions Ltd.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001



                                      DEUTSCHE BANK AG



                                      By:/s/  Karl-Heinz Baumann
                                         ---------------------------------------
                                        Name:   Karl-Heinz Baumann
                                        Title:  Director



                                      By:/s/  Christoph Kirschhofer
                                         ---------------------------------------
                                         Name:   Christoph Kirschhofer
                                         Title:  Director

                                                                       Exhibit 1

            Consent of Deutsche Asset Management (Australia) Limited


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management (Australia) Ltd. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 8, 2001



                                      DEUTSCHE ASSET MANAGEMENT (AUSTRALIA) LTD.



                                      By:/s/  Ian Thompson
                                         ---------------------------------------
                                      Name:   Ian Thompson
                                      Title:  Company Secretary